UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of February, 2015

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

CHINA ENTERPRISES LIMITED

SIGNATURE

ANNUAL GENERAL MEETING 2014 CIRCULAR

PROXY CARD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2015

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan
Title: Chairman

CHINA ENTERPRISES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Office)

ANNUAL GENERAL MEETING

2014

Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 10:00 a.m. on March 30, 2015 (Hong Kong time) at Dragon II, 2/F., The Kowloon Hotel, 19-21 Nathan Road, Tsimshatsui, Kowloon, Hong Kong is set out on page 4 of this circular.

Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to March 27, 2015 (Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

- i -

PART I

CORPORATE INFORMATION

CORPORATE INFORMATION

ANNUAL GENERAL MEETING	REGISTRAR, TRANSFER AGENT

Date and time: March 30, 2015	Bermuda:
at 10:00 a.m.	MUFG Fund Services (Bermuda)
(Hong Kong time)	Limited
Venue: Dragon II, 2/F.	The Belvedere Building
The Kowloon Hotel 19-21 Nathan Road Tsimshatsui	69 Pitts Bay Road Pembroke HM08 Bermuda
Kowloon Hong Kong	United States:

TRADING VENUE	Address:
Computershare Trust Company, N. A .
OTC Securities Market	P.O. Box 30170
Trading Symbol: CSHEF	College Station, TX 77842-3170

PRINCIPAL PLACE OF BUSINESS	Private Couriers/Registered Mail:
Computershare Trust Company, N. A .
25th Paul Y. Centre	211 Quality Circle, Suite 210
51 Hung To Road, Kwun Tong	College Station, TX 77845
Kowloon, Hong Kong
Telephone: (852) 3151-0300 Fax: (852) 2372-0620	Computershare Phone #: Domestic: (800) 522- 6645 International: 1(201) 680-6578
Questions & Inquiries via
REGISTERED OFFICE	Computershare’s Website:
http://www.computershare.com
Clarendon House	Hearing Impaired #: TDD: 1-800-952-9245
2 Church Street
Hamilton HM 11	PUBLIC RELATIONS
Bermuda
Pristine Advisers LLC
OFFICIAL WEBSITE	8 Walnut Ave E
Farmingdale, NY11735
http://www.chinaenterpriseslimited.com	Telephone: (631) 756-2486
Fax: (646) 478-9415

COUNSEL	FORM 20-F

Conyers Dill & Pearman
2901 One Exchange Square	Form 20-F for China Enterprises Limited
8 Connaught Place	is available on the U. S. Securities and
Central	Exchange Commission’s website at
Hong Kong	www.sec.gov after its filing with the U.S.
Telephone: (852) 2524-7106	Securities Exchange Commission.
Fax: (852) 2845-9268

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Crowe Horwath (HK) CPA Limited
9/F Leighton Centre
77 Leighton Road
Causeway Bay, Hong Kong
Telephone: (852) 2894-6888
Fax: (852) 2895-3752

PART II

NOTICE OF 2014

ANNUAL GENERAL MEETING

NOTICE OF 2014 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

Principal Place of Business:

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Registered Office:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

To the Shareholders of

China Enterprises Limited:

The annual general meeting of China Enterprises Limited (“the Company”) is called and will be held at 10:00 a.m. on March 30, 2015 at Dragon II, 2/F., The Kowloon Hotel, 19-21 Nathan Road, Tsimshatsui, Kowloon, Hong Kong (“Annual General Meeting”), for the following purposes:

(1)	To re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration:

Dr. Yap, Allan

Ms. Chan Ling, Eva

Mr. Lien Kait Long

Ms. Dorothy Law

Mr. Richard Whittall

Mr. Sin Chi Fai;

(2)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2011;

(3)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2012;

(4)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2013; and

(5)	To re-appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration.

Only shareholders of record at the close of business on February 11, 2015 are entitled to attend and to vote at the Annual General Meeting.

It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.

We thank you for your assistance and appreciate your cooperation.

By order of the Board of Directors Yap, Allan Chairman

February 24, 2015

PART III

PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The reports of the independent registered public accounting firm and the audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 are enclosed with this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the Directors’ remuneration. All nominees are currently Directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

			Employed
Name	Age	Position	Since
Yap, Allan	59	Chairman of the Board of the Company	2001
Chan Ling, Eva	49	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	66	Director	1999
Dorothy Law	45	Director	2000
Richard Whittall	56	Independent Director	2000
Sin Chi Fai	55	Independent Director	2010

Compensation of Directors and Officers

For the years ended December 31, 2011, 2012 and 2013, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, were US$107,720, US$108,170 and US$107,890 respectively (2010: US$110,700). No bonuses have been paid for the years ended December 31, 2011, 2012 and 2013.

Required Vote

The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the Directors’ remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorizing the Board of Directors to determine the Directors’ remuneration.

PROXY STATEMENT

PROPOSAL NO. 2

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2011 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2011 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2011 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2011.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROPOSAL NO. 3

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2012 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2012 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2012 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2012.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

PROPOSAL NO. 4

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2013 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2013 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2013 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2013.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROPOSAL NO. 5

RE-APPOINTMENT OF CROWE HORWATH (HK) CPA LIMITED AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. The Board of Directors recommended that Crowe Horwath (HK) CPA Limited be re-appointed as independent registered public accounting firm of the Company for a term expiring at the next annual general meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Crowe Horwath (HK) CPA Limited for the fiscal years ended December 31, 2011, 2012 and 2013 were HK$750,000, HK$600,000 and HK$600,000 respectively. Accordingly, the shareholders will be asked to approve such re-appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the re-appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.

PROXY STATEMENT

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO MARCH 27, 2015 (HONG KONG TIME) FOR ACTION TO BE TAKEN.

By order of the Board of Directors Yap, Allan Chairman

February 24, 2015

PART IV

REPORTS OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

October 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(l) to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

February 11, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

February 11, 2015

PART V

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010

AND 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(2,819)	(3,316)	(4,186)	(665)
Non-operating income (expenses):
Interest income	3,291	3,379	1,471	234
Interest expense	(4,493)	(3,299)	(2,239)	(356)
Investment income	6,062	5,989	—	—
Net realized (loss) gain recognized on investments	(780)	(1,287)	4,393	698
Unrealized gain (loss) on trading securities still held at the balance sheet date	15,483	(3,555)	(27,063)	(4,300)
Change in fair value of conversion option (note 7)	72	(185)	—	—
Impairment loss recognized on available-for-sale securities	—	(6,015)	(2,281)	(362)
Loss on disposal of an affiliate (note 3)	—	—	(364,480)	(57,910)
Administrative charges on investment (note 8)	—	—	(7,500)	(1,192)
Others (note 14(a))	—	—	744	118
Exchange gain (loss)	530	1,345	(114)	(18)

Profit (loss) before income tax and equity in earnings of equity method affiliates	17,346	(6,944)	(401,255)	(63,753)
Income tax expense (note 9)	(25,512)	(15,194)	(31,411)	(4,991)
Equity in earnings of equity method affiliates (note 6)	255,117	190,167	157,711	25,058

Net income (loss)	246,951	168,029	(274,955)	(43,686)

Earnings (loss) per common share
Basic and diluted	27.39	18.63	(30.49)	(4.84)

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2010	2011	2011
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	87	523,594	83,191
Notes receivable (note 4)	—	—	—
Prepaid expenses and other current assets	161	284	45
Other receivables (note 4)	—	15,465	2,457
Due from related parties (note 14)	24,093	14,698	2,336
Trading securities (note 5)	54,821	25,634	4,073
Convertible note receivable (note 7)	51,764	—	—

Total current assets	130,926	579,675	92,102
Investments in and advances to equity method affiliates (Less allowance of Rmb7,601 in 2010) (note 6)	838,634	—	—
Deposits paid for acquisition of investments (note 8)	75,000	127,278	20,222
Available-for-sale securities (note 5)	31,511	14,213	2,258
Other assets	6	6	1

Total assets	1,076,077	721,172	114,583

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 14)	93,756	72,673	11,547
Amounts due to securities brokers (note 15)	23,961	19,776	3,142
Other payables	667	204	32
Accrued liabilities	5,815	5,285	840
Other taxes payable	2,753	2,753	438
Income taxes payable	23,484	22,729	3,611

Total current liabilities	150,436	123,420	19,610
Deferred tax liability (note 9)	48,074	—	—

Total liabilities	198,510	123,420	19,610

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2010	2011	2011
	Rmb	Rmb	US$
Commitments and contingencies (note 12)
Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2010 and December 31, 2011) (note 10)	770	770	122
Additional paid-in capital	1,000,958	1,000,958	159,036
Accumulated other comprehensive losses	(11,585)	(16,445)	(2,613)
Accumulated deficit	(112,576)	(387,531)	(61,572)

Total shareholders’ equity	877,567	597,752	94,973

Total liabilities and shareholders’ equity	1,076,077	721,172	114,583

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total	Compre- hensive income
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2009	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805
Net income	—	—	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Net income	—	—	—	—	—	—	168,029	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567	172,156

Net loss	—	—	—	—	—	—	(274,955)	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752	(279,815)

Balance at December 31, 2011 (in US$)			—	122	159,036	(2,613)	(61,572)	94,973	(44,458)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	246,951	168,029	(274,955)	(43,686)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	780	1,287	(4,393)	(698)
Unrealized (gain) loss on trading securities still held at the balance sheet date	(15,483)	3,555	27,063	4,300
Impairment loss on available-for-sale securities	—	6,015	2,281	362
Loss on disposal of an affiliate	—	—	364,480	57,910
Administrative charges on investment	—	—	7,500	1,192
Others	—	—	(744)	(118)
Change in fair value of conversion option	(72)	185	—	—
Equity in earnings of equity method affiliates	(255,117)	(190,167)	(157,711)	(25,058)
Amortization of discount on subscription of convertible note receivable	(3,275)	(3,379)	(1,471)	(234)
Interest income collected on convertible note	1,110	1,097	458	73
Interest income from note receivable and related party receivable	(16)	—	—	—
Deferred tax	25,512	19,017	15,771	2,506
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(789)	804	(123)	(20)
Other payables	(15,668)	(429)	(463)	(74)
Accrued liabilities	(1,141)	1,292	(530)	(84)
Income taxes payable	—	—	(24,360)	(3,870)

Net cash (used in) provided by operating activities	(17,208)	7,306	(47,197)	(7,499)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Advances to an unrelated party	—	—	(15,465)	(2,457)
Decrease in due from related parties	27,648	6,155	1,595	254
Purchases of trading securities	(9,946)	(165)	(3)	(1)
Proceeds from trading securities	11,229	3,215	693	110
Increase in amounts due to securities brokers	(11,278)	(4,879)	(4,185)	(665)
Proceeds from available-for-sale securities	1,326	—	13,118	2,084
Proceeds from disposal of an affiliate (note 3)	—	—	592,380	94,120

Net cash provided by investing activities	18,979	4,326	588,133	93,445

Cash flows used in financing activities:
Changes in due to related parties	(1,191)	(13,282)	(16,932)	(2,690)

Net cash used in financing activities	(1,191)	(13,282)	(16,932)	(2,690)

Effect of exchange rate change	(471)	1,508	(497)	(79)

Net increase (decrease) in cash and cash equivalents	109	(142)	523,507	83,177
Cash and cash equivalents, beginning of year	120	229	87	14

Cash and cash equivalents, end of year	229	87	523,594	83,191

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	—	—	40,000	6,355
Interest paid	4,493	3,299	2,239	356

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest and refund of investment deposit (note 8)	—	—	127,278	20,222
Settlement of notes receivable and other payables (note 4)	20,523	—	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	—	—	39,485	6,274
Disposal of an affiliate (note 3)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2011, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

As of December 31, 2010, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain amounts included in the 2010 financial statements have been reclassified to conform to the 2011 financial statement presentation. In presenting the 2010 consolidated balance sheet, convertible note receivable of Rmb51,764 was included as non-current assets. The Company has reclassified this as current assets. As a result of reclassification, the amount of the current assets of December 31, 2010 has changed from Rmb79,162 to Rmb130,926.

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(c)	Equity Method Investments in Affiliates

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations.

Investment in equity method affiliates is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(e)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(f)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the years ended December 31, 2010 and 2011, Rmb6,015 and Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the year ended December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2939, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2009, 2010 and 2011.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements

In January 2011, the FASB issued ASU No. 2011-02 — Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. The adoption of the provisions in ASU 2011-02 will have no material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 — Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this update intend to converge requirements for how to measure fair value and for disclosing information about fair value measurements in US GAAP with International Financial Reporting Standards. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of the provisions in ASU 2011-04 will have no material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 — Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this update require (i) that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements (the current option to present components of other comprehensive income (“OCI”) as part of the statement of changes in shareholders’ equity is eliminated) and (ii) presentation of reclassification adjustments from OCI to net income on the face of the financial statements. For public entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2011. The amendments in this update should be applied retrospectively. Because the Company currently presents comprehensive income within the consolidated statements of changes of equity and therefore, it is expected this ASU adoption would change the presentation of comprehensive income in the Company’s consolidated financial statements. The adoption of its guidance is not expected to have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In December 2011, the FASB issued ASU No. 2011-12 — Comprehensive Income (Topic 220). The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, to effectively defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In December 2011, the FASB issued an update regarding disclosure about offsetting assets and liabilities: The amendments in this update are intended to enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with applicable accounting guidance, or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with applicable accounting guidance. This information is intended to enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this update is not expected to have a significant effect on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012; early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters, (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. This ASU requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, this ASU clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The provisions in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Income Taxes (Topic 740)”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect ASU 2014-08 to have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not expect ASU 2014-09 to have a significant impact on its revenue recognition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In June 2014, the FASB issued ASU 2014-12, “Compensation — Stock Compensation (Topic 718)” which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.	DISPOSAL OF AN AFFILIATE

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$95,330. The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 6 and 9) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ. According to the disposal agreement, CZ Tire Holdings Limited bore the difference of the tax payment in excess of Rmb40,000 or approximately US$6,355.

The proceeds, net of expenses, were fully settled on November 28, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	DISPOSAL OF AN AFFILIATE — continued

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb’000
Current assets	8,859,419
Non-current assets	6,393,798
Current liabilities	8,953,480
Non-current liabilities	2,101,789

Total equity, excluding non-controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

4.	NOTES RECEIVABLE AND OTHER RECEIVABLES

a)	The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

b)	Other receivables mainly as of December 31, 2011 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	INVESTMENTS

	2010	2011	2011
	Rmb	Rmb	US$
Trading securities:
Equity securities listed in Hong Kong	38,846	16,557	2,631
Equity securities listed in Singapore	15,975	9,077	1,442

Total	54,821	25,634	4,073

Available-for-sale securities:
Equity securities listed in Hong Kong	31,511	14,213	2,258

	2010	2011	2011
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	117,600	110,667	17,583
Unrealized gains	16,016	876	139
Unrealized losses	(78,795)	(85,909)	(13,649)

Total at fair value	54,821	25,634	4,073

Available-for-sale securities:
Cost	97,872	65,142	10,350
Impairment recognized in earnings	(71,511)	(50,929)	(8,092)

Adjusted amortized cost	26,361	14,213	2,258
Unrealized gains	5,150	—	—
Unrealized losses	—	—	—

Total at fair value	31,511	14,213	2,258

As of December 31, 2011, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2009, 2010 and 2011, the Company recognized impairment charges of Nil, Rmb6,015 and Rmb2,281, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2010	2011	2011
	Rmb	Rmb	US$
Investments in equity method affiliates	838,500	—	—
Advances to equity method affiliates	7,735	—	—

Total	846,235	—	—
Less: Allowance for advances to equity method affiliate	(7,601)	—	—

	838,634	—	—

As of December 31, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

The advances to the affiliate were interest free and the Group would not demand repayment within one year from the respective balance sheet date and the amount was therefore considered non-current.

Summarized financial information of HZ:

2010
Rmb’000
Current assets	6,087,063
Non-current assets	5,709,195
Current liabilities	6,840,021
Non-current liabilities	1,395,616

Total equity. excluding non-controlling interests	3,226,040

Company’s share of net assets of HZ	838,634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

	2010	2011*	2011*
	Rmb’000	Rmb’000	US$’000
Revenues	20,258,466	23,959,478	3,806,778

Net income and comprehensive income attributable to shareholders of HZ	731,411	606,582	96,376

Company’s share of net income of HZ	190,167	157,711	25,058

*	Up to the date of disposal.

7.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale Hotel Holdings Limited (“Rosedale”) entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

The initial conversion price of the Convertible Note was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issued by Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (i.e. June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price. Had the Company’s Convertible Notes been converted into new shares of Rosedale in full as of December 31, 2009 and 2010, the equity ownership percentage held by the Company in Rosedale would change from 10.72% to 10.59% and 8.90% to 9.64% respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued

Subject to certain restrictions which are intended to facilitate compliance with relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its then intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended December 31, 2009, 2010 and 2011.

Pursuant to the instrument constituting the Convertible Notes, the conversion price should be adjusted from HK$0.339 to HK$0.337 (the “2009 Adjustment”) as a result of completion of the placing of 1,800 million shares as announced by Rosedale on August 4, 2009. Since the 2009 Adjustment was less than 3% of the then prevailing conversion price of HK$0.339, pursuant to the terms of the Convertible Notes, the 2009 Adjustment did not take effect but would be carried forward and be taken into account in the next subsequent adjustment.

On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every 20 of its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2009 and 2010, was a gain of Rmb72 and a loss of Rmb185 which have been recognized in the consolidated statements of operations for 2009 and 2010, respectively. No changes in fair value of conversion option were recognized in the consolidated statement of operations for 2011.

The assumptions adopted for the valuation of the conversion option as of December 31, 2010 under the Black-Scholes model are as follows:

	December 31, 2010
Risk-free interest rate
(by reference to the yield of Hong Kong Exchange Fund Bills & Notes)		0.30%
Expected volatility
(estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)		37.98%
Expected life (in years)		0.43
Expected dividend yield (per annum)		0%
Share price of Rosedale as of December 31, 2010	HK$	0.470
Fair Value:
Conversion feature (Rmb)		—

Convertible note receivable consists of:

2010
Rmb
Debt element	51,764
Embedded derivative instrument	—

51,764

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were subsequently fully settled (note 8).

As of December 31, 2011, the Company held a total of 7.40% equity interest of Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities respectively.

8.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 or Rmb59,778 (note 7) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS — continued

b)	continued

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600. The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company should the Company is not satisfied. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the fourth quarter of 2014.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), effectively a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of a hotel and golf resort, ie Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC. ITC Properties retained effectively a 55% equity interest in Paragon and accounted for Paragon as its jointly controlled entity, and reduced to 36.5% in February 2014 and to 11% in April 2014. According to the 2014 annual report of ITC Properties, ITC held a 30% equity interest in ITC Properties as of the latest date (ie June 25, 2014) and the chairman of ITC Properties is also the chairman and a director of Rosedale (note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
The PRC	—	—	(371,980)	(59,102)
All other jurisdictions	17,346	(6,944)	(29,275)	(4,651)

	17,346	(6,944)	(401,255)	(63,753)

Income taxes expense consists of:

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Current	—	(3,823)	15,640	2,485
Deferred	25,512	19,017	15,771	2,506

	25,512	15,194	31,411	4,991

Bermuda

The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES — continued

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

PRC

The Group’s PRC entities (note 6) are subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

The deferred tax liability of Rmb48,074 and Nil as of December 31, 2010 and 2011, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 was written off during the year ended December 31, 2008.

The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 3 and 6) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ, and a provision of Rmb15,640 was charged as current income tax expenses for the year ended December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES — continued

PRC — continued

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010 and 2011, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2004 to 2011 may be subject to examination by the Hong Kong tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2010	2011	2011
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	7,183	12,441	1,977
Valuation allowances	(7,183)	(12,441)	(1,977)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(48,074)	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES — continued

PRC	— continued

Movement in valuation allowance:

	2010	2011	2011
	Rmb	Rmb	US$
At the beginning of the year	6,679	7,183	1,141
Current year movement	504	5,258	836

At the end of the year	7,183	12,441	1,977

The Group has total tax operating loss carry forwards of Rmb43,534 and Rmb75,400 as of December 31, 2010 and 2011, respectively, which is available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2009	2010	2011
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(16.2%)	(17.4%)	(13.8%)
Effect on withholding income tax on dividends	9.4%	10.4%	(6.5%)
Tax on disposal of HZ	—	—	(6.4%)
Change in valuation allowance	(0.3%)	0.9%	(2.7%)
Change in estimate	—	(2.1%)	—

Effective tax rate	9.4%	8.3%	(12.9%)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2010 and 2011.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

11.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011:

	Quoted prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong	38,846	—	—	38,846
— Equity securities listed in Singapore	15,975	—	—	15,975

	54,821	—	—	54,821

Available-for-sale securities
— Equity securities listed in Hong Kong	31,511	—	—	31,511

Total	86,332	—	—	86,332

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

	Quoted
	prices In
	Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2011
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
— Equity securities listed in Hong Kong	16,557	—	—	16,557	2,631
— Equity securities listed in Singapore	9,077	—	—	9,077	1,442

	25,634	—	—	25,634	4,073

Available-for-sale securities
— Equity securities listed in Hong Kong	14,213	—	—	14,213	2,258

Total	39,847	—	—	39,847	6,331

The Company entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (note 7). The fair value of the conversion option was estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in the valuation model, the conversion option was considered a level 2 item in the fair value hierarchy.

12.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, the Company has outstanding capital commitments for acquisition of an investment amounting to approximately Rmb75,000 (note 8). There were no outstanding capital commitments as of December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	DISTRIBUTION OF PROFIT

(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2010, the Company’s affiliates in the PRC had accumulated profits of Rmb2,379,278, as reported in their statutory financial statements. The Company had no affiliates as of December 31, 2011.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2009, 2010 and 2011.

(b)	Profit appropriation

In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted a special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve funds are included in retained earnings of the PRC entities but can only be used for a specific purpose and are not distributable as a cash dividend.

Included in the accumulated deficit of the Company as of December 31, 2010 and 2011 was non-distributable reserves of Rmb2,171 and Nil, respectively.

14.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

14.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There were no such write off during the years ended December 31, 2009 and 2010.

(b)	Due from/to Related Parties

	2010		2011	2011
	Rmb		Rmb	US$
Due from:
CSH[1] and its subsidiaries	95		90	14
GDI and its subsidiaries (“GDI Group”)	2		2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,217		1,207	192
Rosedale[1] and its subsidiaries (note 6)	22,779	[3]	13,399	2,129

	24,093		14,698	2,336

Due to:
CSH[1] and its subsidiaries	382		295	47
GDI and its subsidiaries	1,737		1,737	276
Hanny and its subsidiaries (except GDI Group) (note 1)	90,835		70,641	11,224
Rosedale[1] and its subsidiaries (note 6)	258		—	—
Paul Y. Finance Limited[2]	544		—	—

	93,756		72,673	11,547

1	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale, an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
2	Paul Y. Finance Limited is a subsidiary of PYI Corporation Limited, an affiliate of ITC and a company listed on the HKSE.
3	Included in the amount was accrued interest of RMB8,665 on the Convertible Notes (note 7). On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were subsequently fully settled (note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

14.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

As of December 31, 2010 and 2011, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

15.	AMOUNTS DUE TO SECURITIES BROKERS

As of December 31, 2010 and 2011, the amounts due to securities brokers were bearing interest at 7.25% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 17).

16.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the years ended December 31, 2009 and 2010 and eleven months ended November 30, 2011.

17.	PLEDGE OF ASSETS

As of December 31, 2010 and 2011, trading and available-for-sale securities amounting to Rmb84,304 and Rmb38,172 (US$6,065) are collateralized to secure the security trading margin facilities of the Company.

18.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

PART VI

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011

AND 2012

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(3,316)	(4,186)	(1,708)	(274)
Non-operating income (expenses):
Interest income	3,379	1,471	164	26
Interest expense	(3,299)	(2,239)	(916)	(147)
Investment income	5,989	—	—	—
Net realized (loss) gain recognized on investments	(1,287)	4,393	1,330	213
Unrealized gain (loss) on trading securities still held at the balance sheet date	(3,555)	(27,063)	4,541	729
Change in fair value of conversion option (note 6)	(185)	—	—	—
Impairment loss recognized on available-for-sale securities	(6,015)	(2,281)	—	—
Loss on disposal of an affiliate (note 3)	—	(364,480)	—	—
Administrative charges on investment (note 7)	—	(7,500)	—	—
Others (note 13(a))	—	744	10	2
Exchange gain (loss)	1,345	(114)	(490)	(79)

Profit (loss) before income tax and equity in earnings of equity method affiliates	(6,944)	(401,255)	2,931	470
Income tax expense (note 8)	(15,194)	(31,411)	—	—
Equity in earnings of equity method affiliates (note 3)	190,167	157,711	—	—

Net income (loss)	168,029	(274,955)	2,931	470

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME — CONTINUED

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Other comprehensive income, net of tax
Foreign currency translation adjustment	(1,023)	119	(3,548)	(569)
Available-for-sale investment securities:
Change in unrealized losses	(865)	(2,281)	—	—
Impairment loss	6,015	2,281	—	—
Less: reclassification adjustment for gains recorded in net income	—	(4,979)	—	—

Net change	4,127	(4,860)	(3,548)	(569)

Total comprehensive income	172,156	(279,815)	(617)	(99)

Earnings (loss) per common share
Basic and diluted	18.63	(30.49)	0.33	0.05

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2011	2012	2012
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	523,594	517,551	83,073
Prepaid expenses and other current assets	284	154	25
Other receivables (note 4)	15,465	15,001	2,408
Due from related parties (note 13)	14,698	1,419	228
Trading securities (note 5)	25,634	25,795	4,140

Total current assets	579,675	559,920	89,874
Deposits paid for acquisition of investments (note 7)	127,278	127,278	20,430
Available-for-sale securities (note 5)	14,213	14,108	2,264
Other assets	6	6	1

Total assets	721,172	701,312	112,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 13)	72,673	70,412	11,302
Payables to securities brokers (note 14)	19,776	4,943	793
Other payables	204	290	47
Accrued liabilities	5,285	3,179	510
Other taxes payable	2,753	2,753	442
Income taxes payable	22,729	22,600	3,628

Total current liabilities	123,420	104,177	16,722

Total liabilities	123,420	104,177	16,722

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2011	2012	2012
	Rmb	Rmb	US$
Commitments and contingencies (note 11)
Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2011 and December 31, 2012) (note 9)	770	770	124
Additional paid-in capital	1,000,958	1,000,958	160,665
Accumulated other comprehensive losses	(16,445)	(19,993)	(3,209)
Accumulated deficit	(387,531)	(384,600)	(61,733)

Total shareholders’ equity	597,752	597,135	95,847

Total liabilities and shareholders’ equity	721,172	701,312	112,569

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2010	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411
Net income	—	—	—	—	—	—	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567
Net loss	—	—	—	—	—	—	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	—	9,017,310	—	770	1,000,958	(19,993)	(384,600)	597,135

Balance at December 31, 2012 (in US$)	—	9,017,310	—	124	160,665	(3,209)	(61,733)	95,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	168,029	(274,955)	2,931	470
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	1,287	(4,393)	(1,330)	(213)
Unrealized (gain) loss on trading securities still held at the balance sheet date	3,555	27,063	(4,541)	(729)
Impairment loss on available-for-sale securities	6,015	2,281	—	—
Loss on disposal of an affiliate	—	364,480	—	—
Administrative charges on investment	—	7,500	—	—
Others	—	(744)	—	—
Change in fair value of conversion option	185	—	—	—
Equity in earnings of equity method affiliates	(190,167)	(157,711)	—	—
Amortization of discount on subscription of convertible note receivable	(3,379)	(1,471)	—	—
Interest income collected on convertible note	1,097	458	—	—
Deferred tax	19,017	15,771	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	804	(123)	130	21
Other payables	(429)	(463)	86	14
Accrued liabilities	1,292	(530)	(2,106)	(338)
Income taxes payable	—	(24,360)	—	—

Net cash provided by (used in) operating activities	7,306	(47,197)	(4,830)	(775)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
(Advances to) repayment from an unrelated party	—	(15,465)	234	38
Decrease in due from related parties	6,155	1,595	13,260	2,128
Purchases of trading securities	(165)	(3)	(4,787)	(768)
Proceeds from trading securities	3,215	693	10,946	1,757
Decrease in payables to securities brokers	(4,879)	(4,185)	(14,833)	(2,381)
Proceeds from available-for-sale securities	—	13,118	—	—
Proceeds from disposal of an affiliate (note 3)	—	592,380	—	—

Net cash provided by investing activities	4,326	588,133	4,820	774

Cash flows used in financing activities:
Changes in due to related parties	(13,282)	(16,932)	(1,736)	(279)

Net cash used in provided by financing activities	(13,282)	(16,932)	(1,736)	(279)

Effect of exchange rate change	1,508	(497)	(4,297)	(690)

Net increase (decrease) in cash and cash equivalents	(142)	523,507	(6,043)	(970)
Cash and cash equivalents, beginning of year	229	87	523,594	84,043

Cash and cash equivalents, end of year	87	523,594	517,551	83,073

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	—	40,000	—	—
Interest paid	3,299	2,239	916	147

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest, refund of investment deposit and settlement of amount due to a related party (note 7)	—	127,278	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	—	39,485	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2012, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

Based in Hong Kong, the Company has historically been engaged in tire manufacturing, trading and related businesses, and actively participated in the management of China-based companies in a variety of industries for strategic operating purposes.

As of January 1, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

After disposal of all of its interest in the tire business in 2011, the Company is actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC.

The closing of this transaction is subject to the receipt of all necessary governmental and other consents, and is expected to be completed in the first quarter of 2015. Following the closing of the transaction and pursuant to the Agreement, the Company will have the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(c)	Equity Method Investments in Affiliates

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations.

The investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(e)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(f)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(f)	Available-for-sale Securities — continued

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the years ended December 31, 2010 and 2011, Rmb6,015 and Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the year ended December 31, 2012.

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2301, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2010, 2011 and 2012.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, and valuation allowances for deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

(m)	Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012; early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In February 2013, the FASB issued Accounting Standards Update No. 2013- 02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters, (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. This ASU requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, this ASU clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The provisions in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements”. The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments: (1) change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment company; (2) require an investment company to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting; and (3) require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. These amendments are effective for interim and annual reporting periods in fiscal years beginning after December 15, 2013. Early adoption is not permitted. The Company does not expect ASU 2013-08 to have a significant impact on its consolidated financial statements.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Income Taxes (Topic 740)”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect ASU 2014-08 to have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not expect ASU 2014-09 to have a significant impact on its revenue recognition.

In June 2014, the FASB issued ASU 2014-12, “Compensation — Stock Compensation (Topic 718)” which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	DISPOSAL OF AN AFFILIATE

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$95,330. The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 6 and 9) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ. According to the disposal agreement, CZ Tire Holdings Limited bore the difference of the tax payment in excess of Rmb40,000 or approximately US$6,355.

The proceeds, net of expenses, were fully settled on November 28, 2011.

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb
Current assets	8,859,419
Non- current assets	6,393,798
Current liabilities	8,953,480
Non- current liabilities	2,101,789

Total equity, excluding non- controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

Summarized financial information of HZ:

	2010	2011*
	Rmb	Rmb
Revenues	20,258,466	23,959,478

Net income and comprehensive income attributable to shareholders of HZ	731,411	606,582

Company’s share of net income of HZ	190,167	157,711

*	Up to the date of disposal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

4.	OTHER RECEIVABLES

Other receivables as of December 31, 2011 and 2012 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

5.	INVESTMENTS

	2011	2012	2012
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	110,667	80,638	12,943
Unrealized gains	876	1,511	242
Unrealized losses	(85,909)	(56,354)	(9,045)

Total at fair value	25,634	25,795	4,140

Equity securities listed in Hong Kong	16,557	12,126	1,946
Equity securities listed in Singapore	9,077	13,669	2,194

Total	25,634	25,795	4,140

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	16,494	14,108	2,264
Impairment recognized in earnings	(2,281)	—	—

Adjusted amortized cost	14,213	14,108	2,264

Total at fair value	14,213	14,108	2,264

As of the end of reporting period, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2010, 2011 and 2012, the Company recognized impairment charges of Rmb6,015, Rmb2,281 and Nil, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale Hotel Holdings Limited (“Rosedale”) entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (i.e. June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price.

Subject to certain restrictions which are intended to facilitate compliance with relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE — continued

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option was a loss of Rmb185 which has been recognized in the consolidated statements of operations for 2010. No changes in fair value of conversion option were recognized in the consolidated statement of operations for 2011.

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were later refunded to the Company (note 7).

As of December 31, 2011 and 2012, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively.

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS — continued

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 or Rmb59,778 (note 6) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close in the first quarter of 2015. Million Cube is currently held 51% by the third party vendor and 49% by a company listed in Singapore, the chairman of which is Dr Allan Yap, the chairman, chief executive director and a director of the Company.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC.

ITC Properties retained a 55% equity interest in Paragon, then reduced its interest to 36.5% in February 2014 and further reduced it to 11% in April 2014. The chairman of ITC Properties was also the chairman and a director of Rosedale (note 13) until December 30, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
The PRC	—	(371,980)	—	—
All other jurisdictions	(6,944)	(29,275)	2,931	470

	(6,944)	(401,255)	2,931	470

Income taxes expense consists of:

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Current	(3,823)	15,640	—	—
Deferred	19,017	15,771	—	—

	15,194	31,411	—	—

Bermuda

The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

British	Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of the BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

PRC

The Group’s PRC entities (note 3) were subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

Deferred tax for the years ended December 31, 2010 and 2011 of Rmb19,017 and Rmb15,771 had been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%.

The Company was subject to the PRC EIT on the taxable gain arising from the disposal of HZ (note 3) at a statutory rate of 10%. As such, the Company was required to pay an income tax of Rmb79,485 on the disposal of HZ, A provision of Rmb15,640 was charged as current income tax expense for the year ended December 31, 2011 being the excess of Rmb79,485 over the carrying amount of deferred tax liabilities of Rmb63,845.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

PRC	— continued

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011 and 2012, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2005 to 2012 may be subject to examination by the Hong Kong tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2011	2012	2012
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	21,814	21,949	3,523
Valuation allowances	(21,814)	(21,949)	(3,523)

	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

PRC	— continued

Movement in valuation allowance:

	2011	2012	2012
	Rmb	Rmb	US$
At the beginning of the year	17,132	21,814	3,501
Current year movement	4,682	135	22

At the end of the year	21,814	21,949	3,523

The Group has total tax operating loss carry forwards of RMB132,211 and RMB133,026 as of December 31, 2011 and 2012, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2010	2011	2012
	Rmb	Rmb	Rmb
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(17.4%)	(13.8%)	(24.3%)
Effect on withholding income tax on dividends	10.4%	(6.5%)	—
Tax on disposal of HZ	—	(6.4%)	—
Change in valuation allowance	0.9%	(2.7%)	7.8%
Change in estimate	(2.1%)	—	—

Effective tax rate	8.3%	(12.9%)	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, there are 20,000,000 shares of authorized Supervoting Common Stock. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company on June 23, 1993.

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2011 and 2012.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

10.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2011 Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	1,750	—	—	1,750
— Gaming, entertainment and tourist-related	7,763	—	—	7,763
— Property development and investment	5,631	—	—	5,631
— Others	1,413	—	—	1,413

	16,557	—	—	16,557

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	9,077	—	—	9,077

	25,634	—	—	25,634

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	14,213	—	—	14,213

Total	39,847	—	—	39,847

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	1,737	—	—	1,737	279
— Gaming, entertainment and tourist-related	2,802	—	—	2,802	450
— Property development and investment	6,475	—	—	6,475	1,039
— Others	1,112	—	—	1,112	178

	12,126	—	—	12,126	1,946

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	13,669	—	—	13,669	2,194

	25,795	—	—	25,795	4,140

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	14,108	—	—	14,108	2,264

Total	39,903	—	—	39,903	6,404

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2011 or 2012.

12.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2010, 2011 and 2012.

(b)	Profit appropriation

As of December 31, 2011 and 2012 the Company had no distributable reserves.

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There was no such write off during the year ended December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

(b)	Due from/to Related Parties

	2011	2012	2012
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	90	90	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,207	1,327	213
Rosedale[1] and its subsidiaries (note 6)	13,399	—	—

	14,698	1,419	228

Due to:
CSH[1] and its subsidiaries	295	295	47
GDI and its subsidiaries	1,737	—	—
Hanny and its subsidiaries (except GDI Group) (note 1)	70,641	70,117	11,255

	72,673	70,412	11,302

1	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale (note 6). Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2011 and 2012, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

14.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2011 and 2012, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 16).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

15.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the year ended December 31, 2010 and eleven months ended November 30, 2011. The Company is no longer required to contribute to such retirement plans after the disposal of all its ownership interests in HZ (note 3).

16.	PLEDGE OF ASSETS

As of December 31, 2011 and 2012, trading and available-for-sale securities amounting to Rmb38,172 and Rmb38,241 (US$6,138) are collateralized to secure the security trading margin facilities of the Company.

17.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

PART VII

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012

AND 2013

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(4,186)	(1,708)	(1,762)	(291)
Non- operating income (expenses):
Interest income	1,471	164	145	24
Interest expense	(2,239)	(916)	(534)	(88)
Net realized gain recognized on investments	4,393	1,330	—	—
Unrealized gain (loss) on trading securities still held at the balance sheet date	(27,063)	4,541	12,165	2,010
Impairment loss recognized on available-for-sale securities	(2,281)	—	—	—
Loss on disposal of an affiliate (note 3)	(364,480)	—	—	—
Administrative charges on investment (note 7)	(7,500)	—	—	—
Others (note 13(a))	744	10	—	—
Exchange loss	(114)	(490)	(76)	(13)

Profit (loss) before income tax and equity in earnings of equity method affiliates	(401,255)	2,931	9,938	1,642
Income tax expense (note 8)	(31,411)	—	—	—
Equity in earnings of equity method affiliates (note 3)	157,711	—	—	—

Net income (loss)	(274,955)	2,931	9,938	1,642

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME — CONTINUED

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Other comprehensive income, net of tax
Foreign currency translation adjustment	119	(3,548)	(14,217)	(2,349)
Available-for-sale investment securities:
Change in unrealized (losses) gains	(2,281)	—	7,041	1,163
Impairment loss	2,281	—	—	—
Less: reclassification adjustment for gains recorded in net income	(4,979)	—	—	—

Net change	(4,860)	(3,548)	(7,176)	(1,186)

Total comprehensive income	(279,815)	(617)	2,762	456

Earnings (loss) per common share
Basic and diluted	(30.49)	0.33	1.10	0.18

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2012	2013	2013
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	517,551	440,164	72,710
Prepaid expenses and other current assets	154	149	24
Other receivables (note 4)	15,001	7,682	1,269
Due from related parties (note 13)	1,419	401	66
Trading securities (note 5)	25,795	36,569	6,041

Total current assets	559,920	484,965	80,110
Deposits paid for acquisition of investments (note 7)	127,278	127,278	21,025
Available-for-sale securities (note 5)	14,108	20,630	3,408
Other assets	6	6	1

Total assets	701,312	632,879	104,544

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 13)	70,412	287	47
Payables to securities brokers (note 14)	4,943	5,328	880
Other payables	290	—	—
Accrued liabilities	3,179	2,519	416
Other taxes payable	2,753	2,753	455
Income taxes payable	22,600	22,095	3,650

Total current liabilities	104,177	32,982	5,448

Total liabilities	104,177	32,982	5,448

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2012	2013	2013
	Rmb	Rmb	US$
Commitments and contingencies (note 11)
Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2012 and December 31, 2013) (note 9)	770	770	127
Additional paid-in capital	1,000,958	1,000,958	165,347
Accumulated other comprehensive losses	(19,993)	(27,169)	(4,488)
Accumulated deficit	(384,600)	(374,662)	(61,890)

Total shareholders’ equity	597,135	599,897	99,096

Total liabilities and shareholders’ equity	701,312	632,879	104,544

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2011	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567
Net loss	—	—	—	—	—	—	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	—	9,017,310	—	770	1,000,958	(19,993)	(384,600)	597,135
Net income	—	—	—	—	—	—	9,938	9,938
Foreign currency translation adjustment	—	—	—	—	—	(14,217)	—	(14,217)
Unrealized gain on available-for-sale securities	—	—	—	—	—	7,041	—	7,041

Balance at December 31, 2013	—	9,017,310	—	770	1,000,958	(27,169)	(374,662)	599,897

Balance at December 31, 2013 (in US$)			—	127	165,347	(4,488)	(61,890)	99,096

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	(274,955)	2,931	9,938	1,642
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	(4,393)	(1,330)	—	—
Unrealized (gain) loss on trading securities still held at the balance sheet date	27,063	(4,541)	(12,165)	(2,010)
Impairment loss on available-for-sale securities	2,281	—	—	—
Loss on disposal of an affiliate	364,480	—	—	—
Administrative charges on investment	7,500	—	—	—
Others	(744)	—	—	—
Equity in earnings of equity method affiliates	(157,711)	—	—	—
Amortization of discount on subscription of convertible note receivable	(1,471)	—	—	—
Interest income collected on convertible note	458	—	—	—
Deferred tax	15,771	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(123)	130	5	1
Other payables	(463)	86	(290)	(48)
Accrued liabilities	(530)	(2,106)	(660)	(109)
Income taxes payable	(24,360)	—	—	—

Net cash used in operating activities	(47,197)	(4,830)	(3,172)	(524)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
(Advances to) repayment from an unrelated party	(15,465)	234	6,938	1,146
Decrease in due from related parties	1,595	13,260	1,008	167
Purchases of trading securities	(3)	(4,787)	—	—
Proceeds from trading securities	693	10,946	—	—
Increase (decrease) in payables to securities brokers	(4,185)	(14,833)	385	64
Proceeds from available-for-sale securities	13,118	—	—	—
Proceeds from disposal of an affiliate (note 3)	592,380	—	—	—

Net cash provided by investing activities	588,133	4,820	8,331	1,377

Cash flows used in financing activities:
Changes in due to related parties	(16,932)	(1,736)	(70,117)	(11,583)

Net cash used in financing activities	(16,932)	(1,736)	(70,117)	(11,583)

Effect of exchange rate change	(497)	(4,297)	(12,429)	(2,053)

Net increase (decrease) in cash and cash equivalents	523,507	(6,043)	(77,387)	(12,783)
Cash and cash equivalents, beginning of year	87	523,594	517,551	85,493

Cash and cash equivalents, end of year	523,594	517,551	440,164	72,710

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	40,000	—	—	—
Interest paid	2,239	916	534	88

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest, refund of investment deposit and settlement of amount due to a related party (note 7)	127,278	—	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	39,485	—	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2013, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

Based in Hong Kong, the Company has historically been engaged in tire manufacturing, trading and related businesses, and actively participated in the management of China-based companies in a variety of industries for strategic operating purposes.

As of January 1, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

After disposal of all of its interest in the tire business in 2011, the Company is actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC.

The closing of this transaction is subject to the receipt of all necessary governmental and other consents, and is expected to be completed in the first quarter of 2015. Following the closing of the transaction and pursuant to the Agreement, the Company will have the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(c)	Equity Method Investments in Affiliates

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations.

The investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(e)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(f)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(f)	Available-for-sale Securities — continued

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the year ended December 31, 2011, Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2012 and 2013.

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.0537, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2011, 2012 and 2013.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, and valuation allowances for deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

(m)	Recently Issued Accounting Pronouncements

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters, (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. This ASU requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, this ASU clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The provisions in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-08, “Financial Services — Investment Companies (Topic 946) — Amendments to the Scope, Measurement, and Disclosure Requirements”. The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments: (1) change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment company; (2) require an investment company to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting; and (3) require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. These amendments are effective for interim and annual reporting periods in fiscal years beginning after December 15, 2013. Early adoption is not permitted. The Company does not expect ASU 2013-08 to have a significant impact on its consolidated financial statements.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Income Taxes (Topic 740)”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect ASU 2014-08 to have a significant impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not expect ASU 2014-09 to have a significant impact on its revenue recognition.

In June 2014, the FASB issued ASU 2014-12, “Compensation — Stock Compensation (Topic 718)” which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.	DISPOSAL OF AN AFFILIATE

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$95,330. The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 6 and 9) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ. According to the disposal agreement, CZ Tire Holdings Limited bore the difference of the tax payment in excess of Rmb40,000 or approximately US$6,355.

The proceeds, net of expenses, were fully settled on November 28, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	DISPOSAL OF AN AFFILIATE — continued

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb
Current assets	8,859,419
Non-current assets	6,393,798
Current liabilities	8,953,480
Non-current liabilities	2,101,789

Total equity, excluding non-controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

Summarized financial information of HZ for 2011 up to the date of disposal:

Rmb
Revenues	23,959,478

Net income and comprehensive income attributable to shareholders of HZ	606,582

Company’s share of net income of HZ	157,711

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

4.	OTHER RECEIVABLES

Other receivables as of December 31, 2012 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

Other receivables as of December 31, 2013 represented a short-term advance to another independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms.

5.	INVESTMENTS

	2012	2013	2013
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	80,638	78,291	12,933
Unrealized gains	1,511	4,098	677
Unrealized losses	(56,354)	(45,820)	(7,569)

Total at fair value	25,795	36,569	6,041

Equity securities listed in Hong Kong	12,126	19,433	3,210
Equity securities listed in Singapore	13,669	17,136	2,831

Total	25,795	36,569	6,041

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,108	13,697	2,263
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,108	13,697	2,263
Unrealized gains	—	7,041	1,163
Exchange differences	—	(108)	(18)

Total at fair value	14,108	20,630	3,408

As of the end of reporting period, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2011, 2012 and 2013, the Company recognized impairment charges of, Rmb2,281, Nil and Nil, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale Hotel Holdings Limited (“Rosedale”) entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (i.e. June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price.

Subject to certain restrictions which are intended to facilitate compliance with relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the year 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE — continued

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date.

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All remaining Convertible Notes, together with accrued interest of HK$10,800, equivalent to Rmb59,778, were later repaid to the Company (note 7).

As of December 31, 2012 and 2013, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively.

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS — continued

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 or Rmb59,778 (note 6) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close in the first quarter of 2015. Million Cube is currently held 51% by the third party vendor and 49% by a company listed in Singapore, the chairman of which is Dr Allan Yap, the chairman, chief executive director and a director of the Company.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC.

ITC Properties retained a 55% equity interest in Paragon, then reduced its interest to 36.5% in February 2014 and further reduced it to 11% in April 2014. The chairman of ITC Properties was also the chairman and a director of Rosedale (note 13) until December 30, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
The PRC	(371,980)	—	—	—
All other jurisdictions	(29,275)	2,931	9,938	1,642

	(401,255)	2,931	9,938	1,642

Income tax expense consists of:

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Current	15,640	—	—	—
Deferred	15,771	—	—	—

	31,411	—	—	—

Bermuda

The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of the BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

PRC

The Group’s PRC entities (note 3) were subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

Deferred tax for the year ended December 31, 2011 of Rmb15,771 had been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10% up to the date of its disposal.

The Company was subject to the PRC EIT on the taxable gain arising from the disposal of HZ (note 3) at a statutory rate of 10%. As such, the Company was required to pay an income tax of Rmb79,485 on the disposal of HZ. A provision of Rmb15,640 was charged as current income tax expense for the year ended December 31, 2011 being the excess of Rmb79,485 over the carrying amount of deferred tax liabilities of Rmb63,845.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

PRC — continued

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011 and 2012, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2006 to 2013 may be subject to examination by the Hong Kong tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2012	2013	2013
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	21,949	20,502	3,387
Valuation allowances	(21,949)	(20,502)	(3,387)

	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	INCOME TAXES — continued

PRC	— continued

Movement in valuation allowance:

	2012	2013	2013
	Rmb	Rmb	US$
At the beginning of the year	21,814	21,949	3,626
Current year movement	135	(1,447)	(239)

At the end of the year	21,949	20,502	3,387

The Group has total tax operating loss carry forwards of RMB133,026 and RMB124,257 as of December 31, 2012 and 2013, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2011		2012		2013
Profits tax rate in Hong Kong	16.5%		16.5%		16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(13.8%	)	(24.3%	)	(5.4%	)
Effect on withholding income tax on dividends	(6.5%	)	—		—
Tax on disposal of HZ	(6.4%	)	—		—
Change in valuation allowance	(2.7%	)	7.8%		(11.1%	)
Change in estimate	—		—		—

Effective tax rate	(12.9%	)	—		—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, there are 20,000,000 shares of authorized Supervoting Common Stock. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company on June 23, 1993.

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2012 and 2013.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

10.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2013:

	Quoted prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	1,737	—	—	1,737
— Gaming, entertainment and tourist-related	2,802	—	—	2,802
— Property development and investment	6,475	—	—	6,475
— Others	1,112	—	—	1,112

	12,126	—	—	12,126

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	13,669	—	—	13,669

	25,795	—	—	25,795

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	14,108	—	—	14,108

Total	39,903	—	—	39,903

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy — continued

	Quoted
	prices In
	Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	2,540	—	—	2,540	420
— Gaming, entertainment and tourist-related	6,171	—	—	6,171	1,019
— Property development and investment	8,824	—	—	8,824	1,458
— Others	1,898	—	—	1,898	313

	19,433	—	—	19,433	3,210

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,136	—	—	17,136	2,831

	36,569	—	—	36,569	6,041

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	20,630	—	—	20,630	3,408

Total	57,199	—	—	57,199	9,449

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2012 or 2013.

12.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2011, 2012 and 2013.

(b)	Profit appropriation

As of December 31, 2012 and 2013, the Company had no distributable reserves.

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There was no such write off during the years ended December 31, 2012 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

(b)	Due from/to Related Parties

	2012	2013	2013
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	90	87	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,327	312	52

	1,419	401	67

Due to:
CSH[1] and its subsidiaries	295	287	47
Hanny and its subsidiaries (except GDI Group) (note 1)	70,117	—	—

	70,412	287	47

1	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale (note 6). Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2012 and 2013, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

14.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2012 and 2013, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 16).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

15.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the eleven months ended November 30, 2011. The Company is no longer required to contribute to such retirement plans after the disposal of all its ownership interests in HZ (note 3).

16.	PLEDGE OF ASSETS

As of December 31, 2012 and 2013, trading and available-for-sale securities amounting to Rmb38,241 and Rmb54,769 (US$ 9,047) are collateralized to secure the security trading margin facilities of the Company.

17.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

China Enterprises Limited
IMPORTANT ANNUAL MEETING INFORMATION
This proxy must be received on or prior to March 27, 2015 10 a.m. (Hong Kong Time) for action to be taken
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X
Annual Meeting Proxy Card
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
A Proposals — The Board recommends a vote FOR all nominees, and FOR Proposals 2, 3, 4 and 5.
1. Re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration: +
For Against Abstain
01 – Allan Yap
04 – Dorothy Law
For Against Abstain
02 – Chan Ling, Eva
05 – Richard Whittall
For Against Abstain
03 – Lien Kait Long
06 – Sin Chi Fai
For Against Abstain
2. Adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2011.
3. Adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2012.
For Against Abstain
4. Adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2013.
5. Re-appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration.
B Non-Voting Items
Change of Address — Please print your new address below.
Comments — Please print your comments below.
Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting.
C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.
Date (mm/dd/yyyy) — Please print date below.
Signature 1 — Please keep signature within the box.
Signature 2 — Please keep signature within the box.
1 U P X
01ZAFC
+

2014 Annual Meeting
2014 Annual Meeting of
China Enterprises Limited Shareholders March 30, 2015, 10 a.m. Hong Kong Time
Dragon II, 2/F., The Kowloon Hotel, 19-21 Nathan Road, Tsimshatsui, Kowloon, Hong Kong
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. +
Proxy — China Enterprises Limited
Notice of 2014 Annual Meeting of Shareholders
Proxy Solicited by Board of Directors for Annual Meeting – March 30, 2015
Chairman of the Meeting or (name) of (address), or any of them, each with the power of substitution, are hereby authorized to represent and vote all / shares of China Enterprises Limited registered in the name of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of China Enterprises Limited to be held on March 30, 2015 or at any postponement or adjournment thereof.
Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, and FOR Proposals 2, 3, 4 and 5.
In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.
(Items to be voted appear on reverse side.)
+